July 26, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

FURTHERS EMERGENCE STRATEGY WITH COURT APPROVAL

OF FIRST DAY MOTIONS IN ITS PREPACKAGED CHAPTER 11 CASES

Mexico City – July 26, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced that the U.S. Bankruptcy Court for the District of Delaware approved several first day motions filed by the Company, allowing it to, among other things, pay employees and vendors.

The U.S. Bankruptcy Court’s approval allows the Company to maintain its day-to-day operations without disruption while effectuating its previously announced comprehensive recapitalization and debt restructuring. The Company commenced its voluntary prepackaged Chapter 11 cases in the U.S. Bankruptcy Court on July 23, 2013.

Under the Chapter 11 plan of reorganization (the “Plan”), Maxcom will complete a recapitalization and debt restructuring that is expected to significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion. A hearing to consider confirmation of the Plan is scheduled for September 10, 2013 at 2:00 p.m. (prevailing Eastern Time) in the U.S. Bankruptcy Court.

As previously noted, the restructuring is not expected to adversely affect Maxcom’s customers, employees, or vendors. Throughout the restructuring, Maxcom intends to continue business as usual. All telecommunications services will continue without change or interruption, and employees and vendors will be paid in the normal course of business.

The Company expects to complete its restructuring, which is subject to U.S. Bankruptcy Court approval and the conditions set forth in the recapitalization agreement and the restructuring and support agreement, within approximately 60 days and anticipates emerging from Chapter 11 by early fall.

Previously Announced Recapitalization and Debt Restructuring

Maxcom, private equity firm Ventura Capital Privado, S.A. de C.V. (“Ventura”), an ad hoc group (the “Ad Hoc Group”) holding an aggregate amount of approximately US$86 million of Maxcom’s 11% Senior Notes due 2014 (the “Senior Notes”), and certain of its current equity holders have reached agreement on the terms of the restructuring and support agreement, recapitalization agreement, and agreements to tender. Pursuant to the recapitalization agreement, Ventura and certain related parties (the “Purchasers”) have agreed to make a capital contribution of US$45.0 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.$2.90 (two pesos and 90/100) per CPO (the “Offer Price”), up to 100%

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(one hundred percent) of the issued and outstanding shares of Maxcom, subject to the terms of the recapitalization agreement. The Purchasers’ obligation to consummate the tender offer and make the capital contribution is subject to a number of conditions, including: receiving legal and regulatory approvals from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), and the Mexican Antitrust Commission (Comisión Federal de Competencia); the absence of certain material adverse effects; the entry of an acceptable bankruptcy court confirmation order consistent with the terms of the restructuring and support agreement and the recapitalization agreement; and such order becoming final.

Pursuant to the terms of the Plan that have been agreed to by Maxcom, the Purchasers, and the Ad Hoc Group, all classes of creditors are unimpaired and will be paid in full under the Plan, except for the Senior Notes claims, which will receive (1) the step-up senior notes (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan. The step-up senior notes will: (a) be issued in an aggregate principal amount of US$200 million, minus the amount of Senior Notes held in treasury by the Company, plus the capitalized interest amount; (b) bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) have a maturity date of June 15, 2020; (d) be secured by the same collateral that currently secures the Senior Notes; and (e) be unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C.

As of the voting deadline on July 23, 2013, over 98 percent in amount and over 94 percent in number of the holders of Senior Notes that cast ballots voted to accept the Plan. These results exceed the amount required for the court to approve the Plan, and have been certified and filed with the U.S. Bankruptcy Court by GCG, Inc., Maxcom’s proposed notice, claims, and balloting agent.

As previously announced, the Company has engaged Lazard Frères & Co. LLC and its alliance partner Alfaro, Dávila y Ríos, S.C. as its financial advisor and Kirkland & Ellis LLP and Santamarina y Steta, S.C. as its U.S. and Mexican legal advisors in connection with its restructuring proceedings and potential Chapter 11 case. The Ad Hoc Group

July 26, 2013

has retained Cleary Gottlieb Steen & Hamilton LLP and Cervantes Sainz, S.C., as its U.S. and Mexican legal advisors. Ventura has retained VACE Partners as its financial advisor, and Paul Hastings LLP and Jones Day as its U.S. and Mexican legal advisors, respectively.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This document includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s proposed recapitalization and debt restructuring, Maxcom’s ability to continue operations during the pendency of a Chapter 11 proceeding, the potential effects of a debt restructuring and such Chapter 11 proceeding on Maxcom’s outstanding debt and equity securities. Additionally, Maxcom can provide no assurance that it will be able to implement the terms of the recapitalization and debt restructuring that it has negotiated with the Ad Hoc Group and Ventura. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission (“SEC”) filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied

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by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Maxcom has commenced at this time. In connection with the proposed recapitalization and debt restructuring, Ventura may file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to equity holders of Maxcom. INVESTORS AND SECURITY HOLDERS OF MAXCOM ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TENDER OFFER. Investors and security holders of Maxcom will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Ventura through the web site maintained by the SEC at http://www.sec.gov.